Filed by GCM Grosvenor Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CF Finance Acquisition Corp.

Commission File No.: 001-38759

On August 3, 2020, representatives from CF Finance Acquisition Corp. (“CFAC”) and GCM Grosvenor provided a presentation of GCM Grosvenor and a proposed transaction between CFAC, the transcript of which is as follows:

Howard Lutnick:	Hello. I am Howard Lutnick, Chairman & CEO at Cantor Fitzgerald and CF Finance Acquisition Corp. It is my pleasure to introduce you to GCM Grosvenor and its leadership and presenters today, Michael Sacks, Jon Levin, Stacie Selinger, and Kevin Buchheit. GCM Grosvenor is an extraordinary company in the alternative investment space; Michael and his team have built a great company and what I like best is they invested in their platform while a private company, so they made the big investment in their platform as a private company. And now, when they go in to reap the significant margins that come from that investment, you’ll get to participate as a public company. So, as those margins grow, they drive directly to the bottom line, and that sets the company up for wonderful performance as we go forward.

So, I am excited to partner with Michael and his team. I met Michael in 1992 in Chicago, so we’ve known each other a long time. And with that, I’d like to turn the call over to Michael and the team from GCM Grosvenor.

Michael Sacks:	Good morning. Thank you for your interest in GCM Grosvenor. As Howard mentioned my name is Michael Sacks and I’m the Chairman and Chief Executive of GCM Grosvenor. I’ve been at GCM Grosvenor for 30 years and I’ve been the CEO since 1994. I’m joined today by our President Jon Levin. Jon and I have worked together for close to a decade and I’ve known Jon for even longer than that. Prior to joining me at Grosvenor, Jon spent seven years at KKR as Treasurer and Head of Investor Relations. And before that, he was an investment professional at KKR.

Jon and I are also joined by Stacie Selinger and Kevin Buchheit who are on our team; Stacie and Kevin work closely with me and Jon on all of the fun complicated projects at GCM. Both Stacie and Kevin were trained as investment bankers prior to joining us.

If you turn to Page 4, you can see an overview of the sponsors and the investors in this transaction; GCM Grosvenor is thrilled to be working with Cantor Fitzgerald and M. Klein & Company; as you know, SPACs are unique vehicles and these two firms have real experience in this arena that we believe is valuable.

If you turn to Page 5, the proposed merger values Grosvenor at an enterprise value of approximately $2 billion dollars. Importantly, GCM Grosvenor management is expected to retain over 70 percent ownership of the company, which is consistent with our historic ownership levels. The proceeds from this transaction will be used to purchase equity interests from selling shareholders--including Hellman & Friedman who will exit GCM Grosvenor after having been our partner for over a decade. In addition, we will reduce net debt and we will fund ongoing operations and future growth opportunities.

As mentioned in our press release, both Cantor Fitzgerald and M. Klein & Company are investors in the $225 million dollar pipe financing that we have raised in connection with this transaction.

Turning to Page 6, before going through the company I’d like to touch on the rationale for this transaction, why we are here and why we are doing this at this time. GCM Grosvenor has had an external partner since 1998 when I was asked by the firm’s founder to bring in a partner to enable his exit. We did that and we found that we very much value external shareholders; we believe that there is value in the accountability, and the discipline, and intensity that comes from having to perform for others. We have that, of course, with regard to the accounts we manage, but we like it with regard to our business and operations as well.

However, the nature of having a private investor with a limited life cycle on their investments, even when it is a great private partner who’s willing to stretch that lifecycle more than most, means that there is a need to transition that partner at some point. This is the second time we have done that; by replacing our private external partner with the public as a partner going forward, we will maintain that discipline that we value without needing to effect another similar change in the future. As mentioned previously, GCM Grosvenor management will maintain our ownership at historical levels.

Prior to and immediately following Hellman & Friedman’s investment in Grosvenor in 2007, GCM Grosvenor’s management owned approximately 70 percent of the firm. Upon consummation of this transaction, GCM Grosvenor management will own slightly more of the firm than we did at that time. Our alignment of interest is good for all stakeholders; in addition, this transaction will help us strengthen our balance sheet and we think will help us to continue to drive the growth of the business.

Turning to Page 7, I’d like to provide a quick overview of our company. GCM Grosvenor is almost 50 years old and I’ve been around for the last 30 years. When I joined in 1990, I described the firm as a 20-year-old startup: we had six people, $250 million of assets under management. I believed that the alternative investment strategies added value to investors and that they would find their way onto the efficient frontier and into institutional investors’ portfolios. I thought that an institutional caliber platform to deliver them had a real place in the landscape.

We’ve grown the company to what we believe is now one of the largest independent open-architecture alternative asset platforms; we sit at the center of the alternative investment universe and we believe that what fully differentiates us is our ability to offer clients the full suite of alternative investment strategies with a flexible implementation platform.

At GCM Grosvenor, we have approximately $57 billion of assets under management across private equity, real estate, infrastructure, alternative credit, and absolute return strategies. We invest capital on a primary, secondary, co-invest, and direct investment basis for our clients and we have a flexible implementation platform that includes both specialized fund offerings and customized separate accounts.

That strategy’s breadth and depth and our flexible implementation enable us to compete for much of the alts activity in the marketplace. We have the ability to help our clients and prospective clients and compete for opportunities with regard to most mandates and clients’ needs.

It is important to mention that DEI - diversity equity, and inclusion - and ESG are core firm values internally and those values carry over into our investment capabilities, and I will talk about that in greater detail later in this presentation.

Finally, Page 7, we have a deep and tenured client base with over 500 institutional clients, and our firm is made up of 485 employees in seven primary offices around the globe.

If you turn to Page 8, I want to discuss, for a minute, our culture at GCM. In a business where your teammates are your assets, where your assets ride the elevator so to speak, in a business where good ideas are socialized very quickly and long-term proprietary IP is rare, culture becomes an important defensible asset.

At GCM Grosvenor, we have a strong culture of compliance with a proper tone at the top; we have a culture of service which, to us, means we succeed when our clients succeed, it’s a simple philosophy we’ve held in the last three decades and it works. Each year, half or more of our gross inflows come from existing clients and focusing on our existing clients is baked into our culture.

We talk, often, about a culture of excellence at GCM. To us, that means that we need to get an A+ on anything we can control, we know we cannot control the market or the economy, but we can control our processes and we need to excel there, and we try to bake that into our culture.

We’ve been committed to a one-firm approach with a focus on building value for shareholders for a long time. I was brought in 30 years ago to do that and it’s been front of mind constantly. The result of that focus is that we’ve built a process-driven firm, we’ve built a firm that is committed to a no-star system culture with no functional or perceived reliance on any one individual; we have purposely built the business so that if I, or any individual with Grosvenor, were tragically unable to report to work, if we had an accident crossing the street, the firm would not miss a beat and our clients would be well served.

We’ve also focused on, for a long time, building a culture of diversity, equity, and inclusion; that has been an intentional focus for over a decade and will continue to be a focus on our firm.

Finally, through the structure of our client relationships and our ownership, we have a strong alignment of interest with all stakeholders. We believe that GCM Grosvenor’s culture is reflected in the stability of our internal team and our external relationships.

If you’ll turn to Page 9, I want to quickly preview the key investment highlights that we’re about to present. We are a strong-performing company that spans the full spectrum of the alternatives universe which represents a large and growing total addressable market. Importantly, we will present the significant embedded growth in revenue and profitability that exists within the firm today and our plan, which we believe is tight, focused, and achievable for incremental growth. We hope that you will see our deep bench of talent and, as already mentioned, feel our strong and defensible corporate culture.

Finally, we will highlight our deep, tenured, and diverse client relationships and we believe all of these highlights come together to create an exciting public company investment opportunity.

Turning to Page 10, you see the stable growth of our company as reflected by our assets under management. Importantly, I’d like to highlight the point at the bottom of the page which is that we have $5.4 billion of contracted but not yet fee-paying assets under management as of the end of the first quarter of 2020. These are assets subject to executed investment advisory agreements where the revenues are expected to come online over the next few years.

In 2017, that number of contracted, not-yet-fee-paying AUM, was less than $2 billion. You will see this again in detail later in the presentation, but that 5.4 billion of AUM, when fully online generates an incremental $27 million of management fee revenue for the company.

Turning to Page 11, we highlight our absolute return strategies. You can see the AUM in this vertical has been stable over the years. We believe that we are a leader in this strategy. We think that investors allocate to alternatives generally and then to specific strategies within alternatives at different points in time. Different alternative strategies or different verticals experience different rates of growth. For the next two years, we are projecting growth in this vertical only as a result of a return to normalized market performance, which drives assets under management, management fees, and incentive fees. We are assuming approximately flat net flows looking forward.

Turning to Page 12, we detail our private market strategies where growth has been significant, driven both by customized separate accounts and our specialized fund offerings which I’m going to describe further in a minute. Generally, these are the strategies that have captured much of the growth in the overall alternative strategy space the last few years and we expect that trend to continue looking out over the next couple of years.

On Page 13, you see our specialized funds AUM. Our specialized funds have been growing at a good rate and we believe will continue to be a key driver of growth in the future. Notably, our specialized funds generate significant incremental revenue with very attractive operating leverage.

Turning to Page 14, you can see the history of those specialized funds which have been a real focus of the firm since 2015, and you can see the marketing plan for each of our specialized fund verticals over the next two and a half years, and the incremental revenue that successful execution of that plan will generate. Each of these funds are closed and long-lived vehicles.

If you look from 2010 and to the left, you can see within each specialized fund strategy or vertical each fund that we have launched its size and the growth of each successor fund within the strategy or vertical. If we successfully execute on the plan, we have outlined for 2020 and beyond, we expect we can generate an incremental $68 million in management fee revenue.

We also see a compelling opportunity to operate as a sponsor of SPACs where our unique origination capability is an asset. We believe we can create significant value through founders shares for the firm. We have not modeled any value for that and we believe it is not likely capitalizable, but it does present a significant opportunity for the creation of equity value.

Turning to Page 15, as I mentioned previously, ESG and diversity are core firm values internally and externally. GCM Grosvenor is proud to have committed and invested $15 billion dollars to ESG and impact strategies in the alternative strategies’ arena, with $11 billion of current ESG and impact AUM, and $4 billion of realization.

Looking at Page 16, we show the growth of our ESG and impact AUM over time. I believe that strong demand persists, it is a tailwind within the tailwind of the private markets growth, and we expect to continue to participate there. We categorize those investments in the following buckets: diverse managers, regionally-targeted investments, clean energy, labor impact, and other ESGs. And that’s been a very strong area for us as a firm and will continue to be.

Now, I’m going to turn the presentation over to Jon, who’s going to go through the business in a bit more detail. Jon?

Jon Levin:	Thank you, Michael. I’ll pick up on Page 18 to talk about our team. We have 485 employees including 162 investment professionals working globally across our offices in Chicago, New York, Los Angeles, London, Tokyo, Hong Kong, and Seoul.

Importantly, we operate with a one-firm approach. For us to make our open architecture platform drive the most value for our clients, and therefore for our shareholders, we must work collaboratively across the organization. What that means is we have one executive management team, one operational backbone, one client-facing group and various investment verticals that leverage that centralized infrastructure and those professionals in those verticals collaborate with each other on a regular basis. Our processes, culture, and economic incentives support this coordinated approach.

Turning to the next page, we always say if it’s good for the client it’s good for us. This philosophy has enabled us to attract a global, institutional blue-chip client base that is diversified by type, geography, and importantly, revenue concentration. We have fantastic market share in the US with public pensions, corporate pensions, and multiemployer plans; we have a large presence in Asia with clients representing some of the largest sovereign wealth funds and pensions in China, Korea, Hong Kong, and Japan. We are growing well in Europe, particularly in the UK and Switzerland. There are some areas where we punch below our weight, particularly in some parts of Europe, the Middle East, Australia, and the E and F channel in the US, and we see opportunity to grow in each of these areas. We also see a very large and growing opportunity in the non-institutional market and we have started to make headway there in recent periods.

Because of the separate account focus of our business, our client relationships are long term in nature. Turning to Page 20, we believe that being able to provide client solutions in both customized separate account form and through specialized funds, is a real asset. Customized separate accounts are typically used by larger clients and deliver specifically-tailored programs based on the client’s particular goals. Separate accounts, if they’re not a re-up from an existing client, are often the result of a longer sales cycle and are often RFP-driven.

Customized separate accounts are core to our culture; though the alternative space has gone that direction over the past decade, we actually set out to create customized accounts as a core competency in the mid-1990s and therefore weren’t dragged there by the market trends of late. In customized separate accounts, we have become an extension of the client, often outliving multiple changes of personnel, or governance, or consultants on the client side.

Specialized funds, for us, are newer and rapidly growing. They leverage our same competencies and investment capabilities, but often for smaller clients. Specialized funds are a turnkey solution and driven by marketing campaigns, often an institutional investment consultant is involved and we’re fortunate to have relationships with dozens of consultants. In certain strategies specialized funds are the right delivery model as no customization is required.

Turning to Page 21, we will go into a bit more detail on our asset base. We’re fortunate that our client relationships are long-tenured, both because of the long-dated nature of the assets, as well as the embedded aspect of the custom account model. Our capital, on average, is early in its life; while a typical duration for an account is 10 to 12 years, we tend to see re-ups or successor funds every three to four years.

Our most important focus is always what are we doing for the client now? Because our deep relationships allow for the evolution of the relationships with our clients; that can mean a client in primaries investing shifts to co-investments or secondaries, but it could also mean a client in private equity shifts to real estate, or infrastructure or, another strategy.

Nearly 40 percent of our top clients by AUM are invested in more than one vertical with us. That number was minuscule five to six years ago; at the same time, we have 25 people in our client group going around the world looking for new relationships and we have been fortunate to add nearly 250 clients in the last few years. A lot of that growth is the result of our specialized fund franchises.

On Page 22, you can see that allocations to alternatives are growing across the board globally. This is driven by growth in institutional wealth, higher allocations to alternative strategies, and generally strong performance by alternative strategies. We see growth both from mature allocators to alternatives and from relatively new entrants to the market. In particular, the growth has been driven by private market strategies, and we think we’re well-positioned to continue to take advantage of these industry tailwinds.

Turning to Page 23, we believe our financial profile is the best of all worlds. We certainly benefit from a growing alts industry, we have high management fee centricity, locked up revenues, embedded growth opportunities, and highly visible growth opportunities. Our management fees make up 85 to 95 percent of our revenue. Michael mentioned this, but I’ll re-emphasize the contracted, but not-yet-fee-paying, capital of $5.4 billion which is a good lagging and leading indicator for our business. That number was under $2 billion three years ago. The growth is a function of recent fundraising success and also supports, in a material way, our financial projections.

While we are management fee-centric, the incentive earnings power across the firm is strong, driven by alt strategies, absolute return, and private markets; and in particular, from the specialized funds that have grown nicely in very attractive carried interest terms. We have made a lot of investment in the firm to get to this point, so we don’t require much in the way of incremental cost to achieve this growth.

Turning to Page 24, I want to walk through the numbers in a bit more detail. As Michael alluded to earlier, we have high visibility into a $95 million increase in management fees, of which $27 million is expected to come from the $5.4 billion of contracted but not-yet-fee-paying capital, and $68 million is expected to be generated through the specialized funds marketing plan we talked about on page 14.

I’m now going to turn it over to Kevin to walk through our various forms of incentive fees that we see in the business.

Kevin Buchheit:	Thank you, Jon. I’ll pick up on Page 25, which shows our firm’s unrealized carried interest.

Our firm’s carry is highly and unusually diversified for the industry; we have 113 programs in a positive carry position and some programs have multiple independent waterfalls within them that further diversify the carry. In addition to being diversified across programs and clients, our carry is also diversified across different vintages and strategies, all of which we believe, makes it more valuable. We have approximately $380 million of gross unrealized carry at NAV today, which is carried interest that would be realized if all underlying investments were sold at current NAV.

The firm’s share of carried interest is growing driven by three factors: first, larger aggregate fundraising activity across the firm, so more dollars are being raised; second, a larger portion of the funds raised are in strategies with a higher carried interest opportunity such as co-investment, direct investment, and secondary investment; and third, GCM Grosvenor is retaining a greater share of that growing carried interest.

If you turn to the next page, you’ll see our estimate of the run-rate carried interest earnings power of the business, which we believe will be orders of magnitude larger than what is reflected in the P&L today due to the three factors I just referenced. On the right-hand side of the page, you will see the estimated run rate carried interest earnings power is approximately $70 million dollars per year driven, one, by the realization of $120 million of unrealized carry today; and two, maturation of $564 million that were carried from funds that have been raised but are still investing and deploying their capital.

Again, this calculation is based on funds that have already been raised and ignores further upsides from future fundraising activity. This calculation has a key function of 1.85x blended average MOIC on the carry dollars at work, which is in line with our historical realized and partially realized returns by strategy type. However, even at numbers more conservative than that, we are still expecting an order of magnitude increase in carried interest earnings power of the business.

Flipping to Page 27, we have the same embedded growth opportunity in our run-rate annual performance fees. Annual performance fees are different than carry interest because they have an opportunity to be crystallized and realized annually rather than after a full return of capital. You can see funds eligible for annual performances have increased from $10.1 billion to $12.7 billion.

Assuming an 8 percent gross return, we would now generate $29 million in performance fees compared to $21 million of performance fees on an equivalent return in 2017. The bottom line is that an equivalent level of performance today would generate higher performance fees than were previously reported in our P&L.

I’m now going to turn it back to Jon to summarize the overall embedded growth and firm momentum.

Jon Levin:	Thank you, Kevin. On Page 28, we try to put all the numbers in one place. As you can see on the top row, the contracted capital drives management fees and incentive fee earnings power that can drive $85 million in additional fees. Additionally, the six successor funds that we expect to raise in 2020, ’21, and ’22, would add an incremental $68 million management fee growth if we hit those targets, and a significant carried interest-earning opportunity. Overall, these highly visible growth drivers can add nearly $150 million dollars of total revenues.

In addition, our projections include $10 million of embedded pre-tax earnings growth due to interest expense savings as a result of the debt reduction from this transaction; and importantly, as we’ve mentioned, we view this revenue growth coming online at a very high incremental margin due to the investments already made in the business.

Page 29 highlights incremental opportunities beyond what we have modeled. We see opportunities in new specialized funds that are synergistic to our platform where the investment strategies are already being utilized for separate account relationships. This is precisely how our current specialized fund franchises were started; there’s geographic opportunity to grow in distribution, opportunity to grow in non-institutional channels. We talked about markets where we punch below our weight, in channels where we haven’t yet established our presence.

Lastly, we think the access to capital and the currency that results from being a public company will be an asset to drive growth. We’re seeing interesting opportunities to deploy capital and attract talent in synergistic ways.

With that, I’ll turn it back to Michael to wrap up the presentation.

Michael Sacks:	Thanks, Jon. If everybody would turn to Page 30, if you look at our public company comparables, we believe that GCM Grosvenor presents a compelling investment opportunity. The quality of our revenues is high, both the percentage of management fees, our management-fee centricity, as Jon said, as compared to carry, and the diversification of our carry that Kevin touched on.

We have high visibility growth in our revenues today from our contracted, not-yet-fee-paying AUMs that will turn on, and our plan for our specialized funds, and we have significant operating leverage in the business.

Our goal is to achieve a best-in-class growth profile. Importantly, we believe we have priced our equity in this transaction at a valuation that is attractive relative to our best comparables.

So, in closing on Page 31, I hope that you saw that GCM Grosvenor is a strong, well-designed business with a strong culture and capability that spans the full spectrum of the alternatives universe, that our model is one that gives us ample opportunity to compete to win; that with the large and growing market for alternatives, with our market position as a leading solutions provider, our embedded growth opportunity and our identified and achievable plan for the future, we have reason to be confident.

We believe that all of those factors, when combined with our deep bench and our diversified client relationships, enable us to achieve our goal of being best in class in the alternative asset management industry.

Thank you for your interest in our company, we look forward to addressing any follow-up that you may have.

Thank you very much.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between GCM Grosvenor and CFAC, including statements regarding the benefits of the transaction and the anticipated timing of the transaction. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of CFAC’s securities, (ii) the risk that the transaction may not be completed by CFAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by CFAC, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval by the stockholders of CFAC, the satisfaction of the minimum trust account amount following redemptions by CFAC’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction, (v) the effect of the announcement or pendency of the transaction on GCM Grosvenor’s business relationships, performance, and business generally, (vi) risks that the transaction disrupts current plans of GCM Grosvenor and potential difficulties in GCM Grosvenor employee retention as a result of the transaction, (vii) the outcome of any legal proceedings that may be instituted against GCM Grosvenor or against CFAC related to the transaction, (viii) the ability to maintain the listing of the post-transaction stock on the The Nasdaq Stock Market, (ix) volatility in the price of CFAC’s securities, (ix) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (x) the risk of downturns in the highly competitive asset management industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of CFAC’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the joint registration statement/proxy statement on Form S-4 discussed below and other documents filed by CFAC from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and GCM Grosvenor and CFAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither GCM Grosvenor nor CFAC gives any assurance that either GCM Grosvenor or CFAC will achieve its expectations.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. CFAC and GCM Grosvenor Inc. intend to file a registration statement on Form S-4 that includes a joint proxy statement/prospectus. The proxy statement/prospectus will be sent to all CFAC stockholders. CFAC and GCM Grosvenor Inc. also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of CFAC are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CFAC through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

CFAC and GCM Grosvenor Inc. and their respective directors and officers may be deemed to be participants in the solicitation of proxies from CFAC’s stockholders in connection with the proposed transaction. Information about CFAC’s directors and executive officers and their ownership of CFAC’s securities is set forth in CFAC’s filings with the SEC, including CFAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 6, 2020. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.